EXHIBIT 1

SHARE REPURCHASE AGREEMENT

THIS SHARE REPURCHASE AGREEMENT (this “Agreement”) is made and entered into as of this 23rd day of September, 2012, by and among Leucadia National Corporation, a New York corporation (“Leucadia”), BEI-Longhorn, LLC, a Delaware limited liability company (the “Seller”) and wholly owned subsidiary of Leucadia, and Mueller Industries, Inc., a Delaware corporation (the “Purchaser”).

RECITALS

WHEREAS, the Seller currently owns in the aggregate 10,422,859 shares of common stock, par value $0.01 per share, of the Purchaser (“Common Shares”);

WHEREAS, on the terms and subject to the conditions of this Agreement, the Seller desires to sell all of its Common Shares to the Purchaser, and the Purchaser desires to purchase from the Seller all of its Common Shares, on the terms and conditions set forth in this Agreement (the “Repurchase Transaction”); and

WHEREAS, the Board of Directors of the Purchaser, acting upon the recommendation of its disinterested directors who are unaffiliated with Leucadia, has approved the Repurchase Transaction and this Agreement.

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

SALE AND PURCHASE OF COMMON SHARES

Section 1.1 Purchase.  Subject to the terms and conditions of this Agreement, on the Closing Date (as defined below), the Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, free and clear of any and all Liens (as defined herein), 10,422,859 Common Shares (the “Shares”).  The purchase price for the Shares shall be $41.00 per share, resulting in a total purchase price of $427,337,219 (the “Purchase Price”).

Section 1.2 Closing.  The closing of the Repurchase Transaction (the “Closing”) shall take place as soon as reasonably practicable after the date hereof and in no event later than 12:00 p.m. New York Time on September 26, 2012, or such other time as mutually agreed among the parties (the “Closing Date”), provided that this Agreement has not been terminated in accordance with its terms on or prior to such date.  At the Closing, (i) the Seller shall deliver or cause to be delivered to the Purchaser all of the Seller’s right, title and interest in and to the Shares (x) by delivery of one or more certificates evidencing the Shares being repurchased, endorsed to the Purchaser or accompanied by duly executed stock powers or other instrument of assignment and/or (y) with respect to the Shares that are to be delivered through the facilities of The Depository Trust Company that are credited to or otherwise held in a securities account maintained by the Seller, the Seller shall take such actions as are necessary to provide appropriate instruction to the relevant financial institution or other entity with which the Seller’s account is maintained to effect the legally valid transfer of the Shares from the Seller’s account to an account designated by the Purchaser for the receipt of the Shares so transferred and (ii) the Purchaser shall pay to the Seller the Purchase Price in cash by wire transfer of immediately available funds in accordance with the wire transfer instructions to be provided by the Seller to the Purchaser.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF LEUCADIA AND THE SELLER

Leucadia and the Seller hereby represent and warrant to the Purchaser, as of the date hereof, as follows:

Section 2.1 Existence and Power.

(a) Leucadia is a corporation duly formed, validly existing and in good standing under the laws of the State of New York.  The Seller is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.  Each of Leucadia and the Seller has the power, authority and capacity to execute and deliver this Agreement and each of the Transaction Agreements (as defined herein) to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b) The execution and delivery of this Agreement and each of the Transaction Agreements to which it is a party by Leucadia and the Seller and the consummation by Leucadia and the Seller of the transactions contemplated hereby and thereby (i) do not require the consent, approval, authorization, order, registration or qualification of, or (except for filings pursuant to Section 16 or Regulation 13D under the Securities Exchange Act of 1934 (the “Exchange Act”)) filing with, any governmental authority or regulatory authority, including any securities exchange or self-regulatory organization, or court, or body or arbitrator having jurisdiction over Leucadia or the Seller; and (ii) except as would not have an adverse effect on the ability of Leucadia or the Seller, as applicable, to consummate the transactions contemplated by this Agreement and the Transaction Agreements, do not and will not constitute or result in a breach, violation or default, or cause the acceleration or termination of any obligation or right of Leucadia, the Seller or any other party thereto, under (A) any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, to which Leucadia, the Seller or any of their respective subsidiaries is a party, (B) Leucadia or the Seller’s organizational documents or (C) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, including any stock exchange or self-regulatory organization, governmental authority, arbitrator, mediator or similar body.

Section 2.2 Valid and Enforceable Agreement; Authorization.  This Agreement and each of the Transaction Agreements to which it is a party have been duly executed and delivered by Leucadia and the Seller and constitute a legal, valid and binding obligation of Leucadia and the Seller, as applicable, enforceable against Leucadia and the Seller in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and by general principles of equity.  Each of Leucadia and the Seller has duly taken all necessary corporate or limited liability company action to authorize the execution, delivery and performance of this Agreement and each of the Transaction Agreements to which it is a party and the transactions contemplated hereby and thereby.

Section 2.3 Title to Shares.  The Seller is the sole owner of the Shares.  No person or entity has any beneficial ownership of the Shares other than Leucadia and its affiliates, including the Seller.  The Shares constitute all of the equity interests of the Purchaser beneficially owned by Leucadia and the Seller.  The Seller has good and valid title to the Shares, free and clear of any lien, encumbrance, pledge, charge, security interest, mortgage, title retention agreement, assessment, option, proxy, agreement to vote, equitable or other adverse claim (collectively, “Liens”) (other than the Letter Agreement (as defined herein)), and has not, in whole or in part, (a) assigned, transferred, hypothecated, pledged or otherwise disposed of the Shares or its ownership rights in such Shares or (b) given any person or entity any transfer order, power of attorney or other authority of any nature whatsoever with respect to such Shares.  There are no (a) securities convertible into or exchangeable for any of the Shares, (b) options, warrants or other rights to purchase or subscribe for any of the Shares or (c) contracts, commitments, agreements, understandings or arrangements of any kind (contingent or otherwise) relating to the issuance, sale or transfer of any of the Shares (other than the Letter Agreement).  The delivery and/or release, as applicable, of the Shares to the Purchaser pursuant to this Agreement will transfer and convey good, valid and marketable title thereto to the Purchaser, free and clear of all Liens.

Section 2.4 Sophistication of Leucadia and the Seller.  Each of Leucadia and the Seller has such knowledge and experience in financial and business matters and in making investment decisions of this type that it is capable of evaluating the merits and risks of making its investment decision regarding the Repurchase Transaction and of making an informed investment decision.  In entering into this Agreement, each of Leucadia and the Seller has consulted with its own advisors and has relied solely upon its own investigation and analysis, without relying upon the Purchaser.

Section 2.5 Access to Information.  Leucadia and the Seller have had the opportunity to discuss the plans, operations and financial condition of the Purchaser with their respective officers and directors and have reviewed information (including information which has been delivered subject to the Confidentiality Agreement (as defined herein)) necessary to enable Leucadia and the Seller to evaluate the decision to sell the Shares pursuant to this Agreement (collectively, the “Provided Information”).  Each of Leucadia and the Seller acknowledges that the Purchaser may be in possession of material non-public information about the

Purchaser not known to Leucadia and the Seller (“Excluded Information”).  Each of Leucadia and the Seller hereby waives any and all claims and causes of action now or hereafter arising against the Purchaser or any of its affiliates based upon or relating to any alleged non-disclosure of Excluded Information or the disclosure of the Provided Information and further covenants not to assert any claims against or to sue the Purchaser or any of its directors, officers, employees, partners, agents or affiliates for any loss, damage or liability arising from or relating to its sale of the Shares pursuant to this Agreement based upon or relating to any alleged non-disclosure of Excluded Information or the disclosure of the Provided Information.

Section 2.6 Acknowledgement; Value of Shares.  Each of Leucadia and the Seller acknowledges and confirms that it is aware that the Purchaser is not making any representation or warranty to the Seller whatsoever with respect to the business, condition (financial or otherwise), properties, prospects, creditworthiness, status or affairs of the Purchaser, or with respect to the value of the Shares.  Each of Leucadia and the Seller acknowledges and confirms that it is aware that the closing sale price of the Common Shares (the “Stock Price”) has fluctuated since the Seller purchased the Shares and is likely to continue to fluctuate after the Closing, including possible material increases to the Stock Price.  Each of Leucadia and the Seller further acknowledges and confirms that it is aware that future changes and developments in (i) the Purchaser’s business, financial condition and results of operations, (ii) the industries in which the Purchaser competes and (iii) overall market and economic conditions, may have a favorable impact on the value of the Common Shares and/or the Stock Price after the consummation of the Repurchase Transaction.

Section 2.7  No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement, neither Leucadia or the Seller nor any other person on behalf of Leucadia or the Seller makes any other express or implied representation or warranty with respect to Leucadia or the Seller or with respect to any other information provided by or on behalf of Leucadia or the Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to Leucadia and the Seller, as of the date hereof, as follows:

Section 3.1 Existence and Power.

(a) The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Purchaser has the power, authority and capacity to execute and deliver this Agreement and each of the Transaction Agreements, to perform the Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b) The execution and delivery of this Agreement and each of the Transaction Agreements by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby (i) do not require, except as have been obtained prior to the date hereof, the consent, approval, authorization, order, registration or qualification of, or filing with, any governmental or regulatory authority, including any securities exchange or self-regulatory organization, or court, or body or arbitrator having jurisdiction over the Purchaser or any of its subsidiaries (other than the filing by the Purchaser of a Current Report on Form 8-K with the Securities and Exchange Commission); and (ii) except as would not have an adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement and the Transaction Agreements, do not and will not constitute or result in a breach, violation or default, or cause the acceleration or termination of any obligation or right of the Purchaser, any of the Purchaser’s subsidiaries or any other party thereto, under (A) any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, to which the Purchaser or any of its subsidiaries is a party, (B) the Purchaser’s or any of its subsidiaries’ organizational documents or (C) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, including any stock exchange or self-regulatory organization, governmental authority, arbitrator, mediator or similar body.

Section 3.2 Valid and Enforceable Agreement; Authorization.  This Agreement and each of the Transaction Agreements have been duly executed and delivered by the Purchaser and constitute a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and by general principles of equity.  The Purchaser has duly taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby.

Section 3.3 Sufficient Funds.  Adequate Surplus; Solvency.  The Purchaser has access to legally available funds sufficient to consummate the transactions contemplated by this Agreement.  Purchaser has adequate surplus under Delaware law to consummate the transactions contemplated by this Agreement and is, and prior to and after giving effect to the consummation of the transactions contemplated by this Agreement, will be, solvent.

Section 3.4 No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement, neither the Purchaser nor any other person on behalf of the Purchaser makes any other express or implied representation or warranty with respect to the Purchaser or with respect to any other information provided by or on behalf of the Purchaser.

ARTICLE IV

COVENANTS

Section 4.1 No Transfer of Shares.  From the date hereof through the Closing Date, each of Leucadia and the Seller agree not to sell, assign, transfer, pledge, charge, hypothecate, encumber or otherwise dispose of any of its Shares.

Section 4.2  Purchaser’s Best Efforts.  Purchaser agrees to use its commercially reasonable efforts to obtain the funds necessary to consummate the transactions contemplated by this Agreement as quickly as possible.

ARTICLE V

MUTUAL CONDITION

The respective obligations of the Purchaser, Leucadia and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver at or prior to the Closing of the following condition:

Section 5.1 No Order.  No governmental authority shall have enacted, issued, promulgated, enforced or entered any law, injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated by this Agreement illegal or prohibiting consummation of the transactions contemplated by this Agreement.

ARTICLE VI

CONDITIONS OF THE PURCHASER’S OBLIGATION

The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

Section 6.1 Absence of Certain Events.  There shall not have occurred: (i) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States (whether or not mandatory), or any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority, in each case that would prevent the Purchaser from borrowing at least $200 million under its outstanding credit facility by 12:00 p.m. New York Time on September 26, 2012; (ii) any general suspension of trading in securities on the New York Stock Exchange; (iii) the commencement or escalation of a war, significant act of terrorism, or any other significant national or international crisis directly or indirectly involving the United States; or (iv) any decline in at least two of the Dow Jones Industrial Average, the S&P 500 Composite Index, the New York Stock Exchange Composite Index or the

Nasdaq Composite Index of 15% or more measured from the close of business on September 21, 2012.

Section 6.2 Director Resignation Letters.  The Purchaser shall have received duly executed resignation letters from Ian M. Cumming and Joseph S. Steinberg, providing for the resignation of such Leucadia designees from the Purchaser’s Board of Directors, effective immediately upon the Closing, in the form attached as Exhibit A hereto.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 7.1 Termination.

(a) This Agreement may be terminated:

(1)	by mutual written consent of the Purchaser, Leucadia and the Seller;

(2)	by the Purchaser, Leucadia or the Seller if the mutual condition to Closing set forth in Section 5.1 is not fulfilled on the Closing Date; or

(3)	by the Purchaser if the conditions to the Purchaser’s obligations hereunder set forth in Article VI are not fulfilled on the Closing Date.

(b) The termination of this Agreement shall be effectuated by the delivery of written notice of such termination by the parties terminating this Agreement to the other party.

(c) If this Agreement is terminated in accordance with this Section 7.1 and the transactions contemplated hereby are not consummated, except as otherwise specifically provided herein, this Agreement shall be of no further force and effect, without any liability on the part of any party hereto, except for Sections 7.6 through 7.21, which shall survive the termination of this Agreement.  Nothing herein shall relieve any party to this Agreement of liability for a willful breach of any representation, warranty, agreement, covenant or other provision of this Agreement prior to the date of termination.

Section 7.2 Public Announcements.  Except (i) as required by applicable law, (ii) as required by obligations pursuant to any listing agreement with any securities exchange or securities quotation system or (iii) with respect to disclosures that are consistent in all material respects with prior disclosures made in compliance with this Section 7.2, each party hereto shall consult with the other parties before issuing, and give the other parties the opportunity to review and comment upon, any press release or other public statement with respect to this Agreement, the Repurchase Transaction or the Transaction.

Section 7.3 Non-Disparagement.  Each party hereto covenants and agrees that it will not, and will cause its directors, officers, and affiliates (which shall not include Jefferies Group, Inc. and its subsidiaries (“Jefferies”) with respect to its performance of broker-dealer or investment banking or advisory services so long as Jefferies (i) is acting in the ordinary course of its business, (ii) is not acting for or on behalf of us in connection with the Purchaser, and (iii) would not constitute a member of a “group” with respect to any securities of the Purchaser) not to,  make any statement, announcement or other expression (in writing, orally or otherwise) on television, radio, the internet or other media or to any third party, that is in any way disparaging of any other party or such other party’s (i) business, operations, management, prospects or securities or (ii) directors, officers, employees, partners, agents, representatives or affiliates; provided, however, that this Section 7.3 shall not be violated by statements which are truthful, complete and made in good faith in response to any question, inquiry or request for information required by legal process or governmental inquiry.

Section 7.4 Guarantee.  Leucadia, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees, on the terms and conditions set forth herein, the due and punctual performance by the Seller of all of its obligations hereunder.

Section 7.5 Leucadia Matters.  Concurrently with the execution of this agreement, Leucadia and the Seller have delivered to the Purchaser duly executed copies of: (i) an Amended and Restated Letter Agreement, by and between the Purchaser and Leucadia, in the form attached hereto as Exhibit B, which agreement amends and restates the Letter Agreement, dated September 2, 2011, by and between the Purchaser and Leucadia (the “Letter Agreement”); (ii) a Termination Agreement, which terminates the Registration Rights Agreement, dated May 17, 2012, by and between the Purchaser and Leucadia (the “Termination Agreement”, and together with the Letter Agreement, the “Transaction Agreements”); and (iii) a letter from Leucadia to the Purchaser certifying, pursuant to Section 4 of the Confidentiality Agreement, dated April 5, 2012, between the Purchaser and Leucadia (the “Confidentiality Agreement”), that Leucadia will destroy all Confidential Information (as such term is defined in the Confidentiality Agreement) promptly following the Closing.

Section 7.6 Notices.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day or (iii) one business day after deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt.  All communications shall be sent to the addresses set forth below or such other address or facsimile number as a party may from time to time specify by notice to the other parties hereto.

If to the Purchaser, to:

Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, Tennessee 38125

Attention: Gary Wilkerson
Fax: (901) 753-3254

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attention: Serge Benchetrit
Fax: (212) 728-8111

if to Leucadia or the Seller, to:

Leucadia National Corporation
315 Park Avenue South
New York, New York 10010
Attention: Joseph S. Steinberg
Fax: (212) 598-3245

with a copy to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention: Andrea Bernstein
Fax: (212) 310-8007

Section 7.7 Entire Agreement.  This Agreement and the other documents and agreements executed in connection with the Repurchase Transaction embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior written and contemporaneous oral agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including any term sheets, emails or draft documents.

Section 7.8 Assignment; Binding Agreement.  No party may assign this Agreement or any of its rights and obligations hereunder without the prior written consent of the other parties hereto.  This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

Section 7.9 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same instrument.  Any counterpart or other signature hereupon delivered by facsimile or other electronic means shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

Section 7.10 Governing Law; Trial by Jury.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without regard to principles of conflicts of laws.  Each party hereto waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement or any transaction contemplated hereby.

Section 7.11 No Third Party Beneficiaries or Other Rights.  Nothing herein shall grant to or create in any person not a party hereto, or any such person’s dependents or heirs, any right to any benefits hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto.

Section 7.12 Amendment; Waiver.  This Agreement and its terms may not be changed, amended, waived, terminated, augmented, rescinded or discharged, in whole or in part, except by a writing executed by the parties hereto.

Section 7.13 No Brokers.  Except as previously disclosed to the other party in writing, no party has engaged any third party as broker or finder or incurred or become obligated to pay any broker’s commission or finder’s fee in connection with the transactions contemplated by this Agreement.

Section 7.14 Further Assurances.  Each party hereto hereby agrees to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions consistent with the terms of this Agreement as may be reasonably necessary in order to accomplish the transactions contemplated by this Agreement.

Section 7.15 Costs and Expenses.  Each party hereto shall each pay its own costs and expenses, including any commission or finder’s fee to any broker or finder, incurred in connection with the negotiation, drafting, execution and performance of this Agreement.

Section 7.16 Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 7.17 Time of Essence.  Time is of the essence in the performance of each and every term of this Agreement.

Section 7.18 Headings.  The article and section headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

Section 7.19 Construction.  The definitions given for terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any term shall include the corresponding masculine, feminine and neuter forms.  The word “including” shall be deemed to be followed by the phrase “without limitation”.  All references to “$” are to the lawful currency of the United States of America.  The term “business day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York, are authorized or obligated to close.  The words “this Agreement”, “hereof”, “hereunder”, “herein”, “hereby” or words of similar import shall refer to this Agreement as a whole and not to a particular section, subsection, clause or other subdivision of this Agreement, unless the context otherwise requires.

Section 7.20 Specific Performance.  The parties acknowledge and agree that a party could not be made whole by monetary damages in the event that any of the provisions of this Agreement are not performed by the other party in accordance with their specific terms or are otherwise breached.  Accordingly, the parties agree that, in any such event, the parties shall be entitled to seek an injunction or injunctions to specifically enforce the terms and provisions hereof in an action instituted in any court of the State of New York having subject matter jurisdiction in respect thereof, and the parties further hereby agree to waive any requirement for the securing or posting of a bond in connection with the obtaining of such injunctive or other equitable relief.

Section 7.21 Joint and Several Obligations.  The respective obligations of Leucadia and the Seller under this Agreement shall be joint and several.

Section 7.22 Survival.  The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing for a period of one year from the date hereof, provided that Section 7.3 shall survive the Closing for a period of 18 months from the date hereof.

[Signature pages follow]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

MUELLER INDUSTRIES, INC.

By:	/s/ Gregory L. Christopher
Name: Gregory L. Christopher
Title: Chief Executive Officer

[Share Repurchase Agreement]

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
Name: Joseph A. Orlando
Title: Vice President and Chief Financial Officer

BEI-LONGHORN, LLC

By:	/s/ Joseph A. Orlando
Name: Joseph A. Orlando
Title: President